Meihua International Medical Technologies Co., Ltd.

88 Tongda Road, Touqiao Town

Guangling District, Yangzhou, 225000

People’s Republic of China

July 3, 2023

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Attn:	Mr. Conlon Danberg
Ms. Margaret Schwartz

Re:	Meihua International Medical Technologies Co., Ltd.
Annual Report on Form 20-F
Filed April 14, 2023
File No. 001-41291

Ladies and Gentlemen:

We are hereby transmitting the response of Meihua International Medical Technologies Co., Ltd., a Cayman company (the “Company,” “we,” or “our”), to the comment letter we received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on June 21, 2023 regarding the Company’s Annual Report on Form 20-F filed with the Commission on April 14, 2023 (the “Form 20-F”). An amendment to the Form 20-F (the “Amended Form 20-F”) addressing the Staff’s comments is being submitted to the Commission concurrently with this letter.

For your convenience, we have repeated below the comments of the Staff in bold and have followed the Staff’s comments with the Company’s response.

Annual Report on Form 20-F, filed April 14, 2023

Introductory Notes

Use of Certain Defined Terms, page ii

1. We note your defined term “China” excludes “Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this report only.” Please clarify that the legal and operational risks associated with operating in China discussed elsewhere in the annual report also apply to operations in Hong Kong and Macau.

Response: In response to the Staff’s comment, the Company revised its defined term “China” and deleted the language “excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this report only” but added that “and only when this report refers to specific laws and regulations adopted by the PRC and discretion of China governmental authorities, excludes Taiwan and the special administrative regions of Hong Kong and Macau” on page ii. The Company also added a disclosure on page 1 stating that “in addition, all the operational risks associated with being based in and having operations in mainland China as discussed in this “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry” also apply to operations in the Hong Kong Special Administrative Region. With respect to the legal risks associated with being based in and having operations in mainland China as discussed in risk factors under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China,” the laws, regulations and discretion of mainland China governmental authorities discussed in this annual report are expected to apply to mainland China entities and businesses only, rather than entities or businesses in the Hong Kong Special Administrative Region which operates under a different set of laws from mainland China.”

In addition, the Company respectfully advises the Staff that the proposed disclosure does not include Macau and Taiwan as the Company does not have operations in Macau or Taiwan.

Item 3. Key Information, page 1

2. At the onset of Item 3, please disclose prominently that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries. In addition, please provide early in the Key Information section a diagram of the company’s corporate structure.

Response: In response to the Staff’s comment, the Company added a disclosure that it is not a Chinese operating company but a Cayman Islands holding company with operations conducted by its subsidiaries located in mainland China. In addition, the Company also provided its corporate structure on page 1 under “Item 3. Key Information” in the Amended Form 20-F.

3. At the onset of Item 3, please provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

Response: In response to the Staff’s comment, the Company summarized and consolidated its disclosure of the risks related to its operations in China, including the disclosure noted in the Staff’s comment, under “Item 3. Key Information” under the heading “Key Information Related to Doing Business in China—Risks and Uncertainties Related to Doing Business in China” on page 4 of the Amended Form 20-F.

4. At the onset of Item 3, please disclose the location of your auditor’s headquarters and whether and how the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations will affect your company.

Response: In response to the Staff’s comment, the Company added disclosure under Item 3 regarding the location of the Company’s auditor’s headquarters and how the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations would affect the Company on page 5 of the Amended Form 20-F.

5. Please clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. For example, please disclose, if true, that your subsidiaries conduct operations in China. In this regard, we note your disclosure on page ii that “we,” “us,” “our company,” “our,” “the Company,” and “Meihua International” may refer to various entities, including your PRC operating subsidiaries, depending on the context.

Response: In response to the Staff’s comment, the Company added disclosure under Item 3 to disclose how we will refer to the holding company and subsidiaries when providing the disclosure throughout the document.

6. At the onset of Item 3, please provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors.

Response: In response to the Staff’s comment, the Company added disclosure under Item 3 under the heading “Cash Flows through Our Company” to describe how cash is transferred through our organization and our intentions to distribute earnings on page 3 of the Amended Form 20-F. The Company also quantified cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, as well as the direction of such transfers, and confirmed that no dividends or distributions have been made to any investors during the reporting period. In addition, the Company further described any restrictions on foreign exchange and our ability to transfer cash between entities, across borders, and to U.S. investors.

7. At the onset of Item 3, please disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response: In response to the Staff’s comment, the Company added a disclosure under Item 3 under the headings “Permissions and Approvals Required to be Obtained from PRC Authorities for our Business Operations” and “Permissions and Approvals Required to be Obtained from PRC Authorities for our Securities Offerings” on page 5 of the Amended Form 20-F.

8. At the onset of Item 3, please disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of your securities to significantly decline or be worthless.

Response: In response to the Staff’s comment, the Company summarized and consolidated its disclosure of the risks related to operations in China, including the disclosure noted in the Staff’s comment, under “Item 3. Key Information” under the heading “Key Information Related to Doing Business in China—Risks and Uncertainties Related to Doing Business in China” on page 4 of the Amended Form 20-F.

9. Please revise your disclosure to include in Item 3 a separate “Enforceability of Civil Liability” section regarding the ability to impose liability on officers and directors located in Hong Kong and China (or elsewhere outside of the U.S., if applicable). This disclosure should be consistent with your risk factor disclosure under the captions “Certain judgments obtained against us by our shareholders may not be enforceable.” on page 14 and “You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in the PRC against us or our management named in the report based on foreign laws.” on page 17.

Response: In response to the Staff’s comment, the Company revised and added a separate section entitled “Enforceability of Civil Liability” under Item 3 on page 6 of the Amended Form 20-F.

Risk Factors

Risks Related to Our Corporate Structure

Certain judgments obtained against us by our shareholders may not be enforceable, page 14

10. We note your statement that your current officers “are nationals and residents of countries other than the United States.” Please expand on this risk factor to (i) reference your current directors in addition to your current officers and (ii) note the specific countries in which they reside. For example, if true, please state that your directors and officers are located in the PRC and, as such, it will be even more difficult to enforce liabilities against them or against any directors and officers located outside of the U.S.

Response: In response to the Staff’s comment, the Company revised the risk factor to state that our directors and officers are located in the PRC and, as such, it will be difficult to enforce liabilities against them or against any directors and officers located in the PRC on page 20 of the Amended Form 20-F.

We thank the Staff in advance for its review of the foregoing in relation to the Company’s filing of its Amended Form 20-F. Should you have any questions or concerns, please kindly contact our counsel, Megan J. Penick, Esq. of Michelman & Robinson, LLP, by telephone at (646) 320-4104.

Sincerely,

/s/ Xin Wang
Xin Wang
Chief Executive Officer
Meihua International Medical Technologies Co., Ltd.

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